SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K/A

                    Amended Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        For the month of March 31, 1998

The Letter to the Shareholders, the Six Month Review, and the Second Quarter Review have all been revised to clarify the reasons for the changes in expense under the classifications of "General and administrative" and "Marketing and sales".

                              PeakSoft Corporation
                              --------------------
                (Translation of registrant's name into English)


              1801 Roeder Avenue; Suite 144, Bellingham, WA 98225
              ---------------------------------------------------
                    (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F ..X..                    Form 40-F  ____

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes ..X..                           No ____

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069
                                               ----------

Signatures:  T. W. Metz

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


PeakSoft Corporation
(Registrant)

Date  February 5, 1999

(Signature) By: /s/ T.W. Metz
                ----------------------
                 T.W. Metz
                 Chief Operating Officer

Letter to Shareholders

During this quarter, the Company focused on the fundamentals. Our major objectives included the launch of NetMagnet, a reduction in non-essential expenses, the development of strategic partnerships in key areas, and increased revenue. The Company also conducted a thorough review of its product, marketing and sales strategies in an effort to gain maximum value for its technology and products.

NetMagnet was launched on January 21, 1998. The product is available through leading retailers including CompUSA, Fry's and Best Buy. In addition, it is being sold on the Company's Web site and through Internet retail and banner partnerships. Initial response to NetMagnet has been favorable, with a number of positive reviews and an "A List" placement in PC Computing. The product is very leading edge and the target market is sophisticated early adopters and innovators. Those who use the Internet as an essential business tool will see great benefits from NetMagnet.

Expenses, in total, for administration, selling and marketing, and research and development decreased from CDN$1,995,478 for the six months ended March 31, 1997 to CDN$1,890,116 for the comparable period in 1998. This decrease was primarily due to a reduction in non-essential staff as part of the restructuring undertaken by the company. Sales increased from CDN$709,384 for the six months ending March 31, 1997 to CDN$899,582 for the comparable period in 1998.

The sales growth resulted largely from licensing agreements with Macmillan and InfoBuild. The Company believes it can continue to streamline its costs in the coming quarter through new partnerships that reduce expenses but provide powerful marketing and sales benefits.

The Company received approval from the OTC-BB to commence trading in the U.S. under the symbol PEAFF on March 13, 1998. The company then filed Form 20-F to become a reporting foreign issuer with the SEC, via EDGAR, on April 10, 1998. Once our Form 20-F achieves a "No Comment" status with the SEC we will be in a position to trade fully on the Bulletin Board in conjunction with the Alberta Stock Exchange, symbol PKT.

Canadian and U.S. GAAP (Generally Accepted Accounting Principles) regulations differ regarding the acquisition of research and development from Chameleon Bridge Technologies. This leads to a significant reduction in loss per share when our financial statements are reconciled for U.S. GAAP. According to U.S. GAAP, the acquisition is expensed as incurred, not amortized over a period of time.

The Company continues to evaluate market opportunities and positioning in the fast paced market of intranets and the Internet. We are committed to adding value to our existing applications and to bringing new products to market. We hope to continue the trend started in the last quarter and accomplish even greater improvements through the remainder of the year.

Sincerely yours,

/s/ Douglas H. Foster
---------------------
Douglas H. Foster
President/Chief Executive Officer

May 4, 1998

Corporate Information

Corporate Headquarters
        PeakSoft Corporation
        1801 Roeder Avenue; Suite 144
        Bellingham, Washington 98225
        USA
        Tel  (360) 752-1100
        Fax  (360) 752-1110

        http://www.peak.com

Investor Information
        (888) 377-7325

Stock Listing
PeakSoft Corporation's common stock is traded on the Alberta Stock Exchange under the symbol "C.PKT" and on the OTC Bulletin Board (r) (OTCBB) under the symbol "PEAFF".

Auditor
        K P M G
        Vancouver, B.C.

Legal Counsel
        Farris, Vaughan, Wills & Murphy
        Vancouver, B.C.

Transfer Agent and Registrar
        Montreal Trust
        Calgary, Alberta


          Directors                 Management
          ---------                 ----------

          Douglas Foster            Douglas Foster
          Chairman of the Board     President & CEO

          Donald McInnes            Tim Metz
                                    Chief Operating Officer
          Peter Janssen
                                    Liam Taylor
          Carl Conti                Vice President, Engineering

          William Baker             Calvin Patterson
                                    Corporate Counsel

Second Quarter Review
---------------------

Net loss for the quarter ended March 31, 1998 decreased from $1,098,334 in the comparable period in 1997, to $335,228 a decrease of $763,106, or 69.9%. Management has drastically reduced expenditures this past quarter in all areas, especially in cost of goods sold, research and development, and selling and marketing. General and administrative expenses increased from CDN$312,131 for the quarter ending March 31, 1997 to CDN$421,008 for the comparable period in 1998. This was due primarily to an increase in salaries of about CDN$70,000, for additional staff, and interest expense of about CDN$40,000. Marketing and sales expenses decreased to CDN$261,625 for the quarter ending March 31, 1998 from CDN$719,660 in the comparable period in 1997. This was due primarily to a decrease in product advertising of about CDN$380,000 and a decrease in indepedendant contractors of about CDN$80,000. Research and development expenses decreased to CDN$143,597 for the quarter ending March 31, 1998 from CDN$155,406 in the comparable period in 1997. The decrease was primarily due to reduction in non-essential staff. Amortization increased to CDN$246,959 for the quarter ending March 31, 1998 from CDN$167,147 in the comparable period in 1997. The amortization expense includes the amortization on the research and development that was acquired in 1996 from Chameleon Bridge Technologies Corp, which is capitalized according to Canadian GAAP and amortized at a rate of $205,574 per quarter.

The Company is actively creating budgets to place emphasis on marketing in the next quarters to capture a higher sales volume. Revenue reflects an increase of 74.2% over second quarter 1997 reported revenue. The increase is primarily due to the recent launch of Peak's third Internet product, NetMagnet, various licensing agreements, and the growing sales volume of PeakJet. The Company has received 800,000 shares of InfoBuild as a partial consideration for a $300,000 license agreement, which is valued at its most recent funding share value. PeakSoft recognizes that there is no guarantee that this value can be realized in the short-term. In general, this quarters results reflect the Companys continuing growth in the expanding Internet market. The Company also renewed its bundling agreement with MacMillan Digital Publishing USA.

Six Month Review
----------------

Revenue for the six months ended March 31, 1998 increased from $709,384 in the comparable period in 1997, to $899,582, an increase of $190,198 or 26.8%, and was due primarily to the growing sales volume of Peaks Internet software products. The operating loss decreased from $1,782,304 to $1,262,607, reflecting higher sales volume and a significant reduction in operating expenses. Management has drastically reduced expenditures in all areas, especially in cost of goods sold, research and development, and selling and marketing. General and administrative expenses for the six months ending March 31, 1998 were CDN$870,107 and CDN$472,734 in the comparable period in 1997, an increase of CDN$397,373. This was due primarily to the increase in administration salaries of about CDN$213,000, for additional staff, an increase in interest on long-term debt and bank charges and interest of about CDN$130,000 and net increase of other expenses of about CDN$34,000. Marketing and sales expenses decreased to CDN$695,999 for the six months ending March 31, 1998 from CDN$1,148,054 in the comparable period in 1997 a decrease of CDN$452,055 or 39.4%. This was due primarily to the decrease in product advertising of about CDN$380,000 and a decrease in independant commission contract sellors of about CDN$80,000 Research and development expenses decreased to CDN$324,010 for the six months ending March 31, 1998 from CDN$374,690 in the comparable period in 1997 a decrease of CDN$50,680. The decrease was primarily due to reduction in non-essential staff.

Amortization increased to CDN$500,693 for the six months ending March 31, 1998 from CDN$264,978 in the comparable period in 1997 an increase of CDN$235,715. The amortization expense includes the amortization on the research and development that was acquired in 1996 from Chameleon Bridge Technologies Corp, which is capitalized according to Canadian GAAP and amortized at a rate of $205,574 per quarter.

The Companys cash position was decreased from $110,784 in 1997, to $61,084 in 1998 and remains an area of critical importance and is being actively addressed by management. The Company does not have access to any unused lines of credit at this time. Due to managements increased control over cash flow, there are no expected non-operation expenditures. In general, the results for the six months reflect the Companys continuing growth in this fast-paced, rapidly expanding Internet market.

                           Consolidated Balance Sheet
                            (prepared by Management)

                                                March 31,
                                           1998          1997
                                        -----------   -----------
                                          (in Canadian dollars)

                                     Assets
Current Assets

Cash                                    $    61,084   $   110,784
Accounts receivable                         281,734       429,913
Inventories                                  98,051        39,557
Prepaids and deposits                        42,574       116,007
                                        -----------   -----------
                                            483,443       696,261

Capital assets                              176,496       350,731
Acquired research & development             411,149     1,439,023
Licenses                                       --          19,234
Investment in InfoBuild                     284,000          --
                                        -----------   -----------
                                        $ 1,355,088   $ 2,505,249

                      Liabilities and Shareholders' Equity

Current Liabilities:

Demand loan                                    --          20,756
Accounts payable and accrued liabilities    797,449     1,010,768
Deferred revenue                               --          84,337
Reserve for returns & allowances             54,208          --
Current portion of long-term debt              --          24,573
Current portion of obligations under
   capital leases                            28,134        21,616
                                        -----------   -----------
                                            879,791     1,162,050

Long-term debt                            1,622,951          --

Obligations under capital leases             44,259        49,571

Shareholders' Equity:

Share capital                             6,312,335     3,458,942
Other paid-in capital                       173,759          --
                                        -----------   -----------
                                          6,486,094     3,458,942

Obligation to issue share capital              --       1,940,900

Accumulated deficit                       7,678,007     4,106,214
                                        -----------   -----------
                                         (1,191,913)    1,293,628
                                        -----------   -----------
                                        $ 1,355,088   $ 2,505,249
                                        ===========   ===========

                Consolidated Statement of Operations and Deficit

                     Quarter ended  Quarter ended   Six months   Six months
                                                       ended       ended
                     Mar 31,1998    Mar 31,1997    Mar 31,1998   Mar 31,1997
                     -----------    -----------    -----------   -----------
                                         (in Canadian dollars)

Sales                $   699,372    $   401,504    $   899,582    $   709,384

Cost of goods sold        96,362        145,494        158,840        231,232

                         603,010        256,010        740,742        478,152

Operating Expenses:

General and              421,008        312,131        870,107        472,734
administration

Selling and marketing    261,625        719,660        695,999      1,148,054

Research and development 143,597        155,406        324,010        374,690

                         826,230      1,187,197      1,890,116      1,995,478

Earnings (loss)         (223,220)      (931,187)    (1,149,374)    (1,517,326)
before the undernoted

Amortization             246,959        167,147        500,693        264,978

Recovery of expenses       --             --           252,509          --
 from settlement
 of liabilities

Earnings (loss)      $  (470,179)   $(1,098,334)   $(1,397,558)  $(1,782,304)
from operations

Gain on sale of          134,951          --           134,951          --
contract

Net earnings (loss)     (335,228)    (1,098,334)    (1,262,607)    (1,782,304)

Accumulated deficit, $(7,342,779)   $(3,007,880)   $(6,415,400)   $(2,323,910)
 beginning of period

Accumulated deficit, $(7,678,007)   $(4,106,214)   $(7,678,007)   $(4,106,214)
end of period


Loss per common share     (.02)       (.12)          (.09)           (.20)

                   Statement of Changes in Financial Position

                        Quarter ended  Quarter ended  Six months    Six months
                                                          ended        ended
                          Mar 31,1998   Mar 31,1997   Mar 31,1998   Mar 31,1997
                          -----------  -----------    -----------   -----------
                                        (in Canadian dollars)

Cash provided by (used in):

Operations:

Net earnings (loss)       $(335,228)   $(1,098,334)   $(1,262,607)  $(1,782,304)

Items not involving cash:

     Amortization           246,959        167,147        500,693       264,978

Change in non-cash
operating working capital  (244,162)       263,163       (236,470)       98,871
                          ---------    -----------    -----------   -----------
                           (332,431)      (668,024)      (998,384)   (1,418,455)



Financing:

Funds Transferred           154,350          --             --             --
 from escrow

Repayment of                 (6,678)        (6,422)       (14,936)      (12,702)
long-term debt

Obligation under              9,571          3,553          6,842        (1,771)
 capital leases

Decrease in obligation        --             --          (399,900)        --
to issue shares

Issuance of share capital     --           786,812        512,144     1,545,632
                          ---------    -----------    -----------   -----------
                            157,243        783,943        104,150     1,531,159
Investments:

Purchase of capital assets  (11,284)      (29,773)      (116,048)       (31,883)
                          ---------    -----------    -----------   -----------
                            (11,284)      (29,773)      (116,048)       (31,883)


Increase (decrease)        (186,472)       86,146     (1,010,282)        80,821
 in cash position

Cash, beginning of period   247,556       24,638      1,071,366          29,963

Cash, end of period       $  61,084  $   110,784    $    61,084    $    110,784